Exhibit 99.1

Canadian Zinc Corporation - Financial Results for Second Quarter of 2016 - Grant of Stock Options and Restricted Share Units

CZN-TSX
CZICF-OTCQB

VANCOUVER, Aug. 12, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its interim financial results and development activities for the three and six month periods ended June 30, 2016.

This news release should be read in conjunction with the Company's unaudited financial statements for the second quarter ended June 30, 2016 and the related management's discussion and analysis (MD&A) which are available on the Company's website at www.canadianzinc.com, under the "Financials" section, or on SEDAR (www.sedar.com).

Financial Results for Second Quarter of 2016

For the three and six month periods ended June 30, 2016, the Company reported a net loss and comprehensive loss of $866,000 and $1,643,000, respectively, compared to a net loss and comprehensive loss of $2,613,000 and $6,435,000 for the same periods ended June 30, 2015.

For the three and six month periods ended June 30, 2016, the Company expensed $385,000 and $693,000, respectively, on its exploration and evaluation programs at Prairie Creek, compared to $2,039,000 and $5,727,000, respectively, for the three and six month periods ended June 30, 2015. For the six month period ended June 30, 2016, the Company also expensed $111,000 on its exploration and evaluation properties in central Newfoundland compared to $148,000 for the comparative period in 2015.

Underwritten Public Offering of $10.2 Million Completed

On July 7, 2016, the Company closed an underwritten public offering of common shares and flow-through shares through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd..

The Company issued 34,135,000 common shares at a price of $0.25 per Common Share for gross proceeds of $8,533,750 and 6,665,000 flow-through shares at a price of $0.25 per Flow-Through Share for gross proceeds of $1,666,250. In total, the gross proceeds of the Offering amount to $10,200,000.

Outlook

Canadian Zinc's focus for 2016 will be to continue to advance the Prairie Creek Mine towards production. The updated 2016 Pre-Feasibility Study ("2016 PFS") indicates a robust project at consensus forecasts for the long term prices of lead and zinc and there is good potential for additional project optimization, enhanced economics and further extending the mine life. The 2016 PFS, with the Base Case economic model, indicates a Pre-tax NPV, using an 8% discount of $509 million, with an IRR of 32% and Post-tax NPV, using an 8% discount, of $302 million, with an IRR of 26% with an initial mine life of 17 years and payback period of three years.

The strong fundamental results derived from the economic model combined with improving commodity prices and a strong outlook for zinc prices helped the Company to raise $10.2 million in new financing in July 2016.

Several commercial banks have expressed indicative interest in providing senior, secured project financing for the Project. From discussions and investigations to date, while there is considerable interest on the part of financial and commodity institutions, particularly in the context of the positive outlook of the price of zinc. It has been indicated that the opportunity for raising bank debt financing for Prairie Creek would be enhanced with the production of a definitive or bankable feasibility study which would address all of the contingences in the required detail and help to manage or reduce the various risk factors. The Company is considering the benefits of continuing to work towards completion of a definitive feasibility study which could be required to support bank debt or other senior financing.

The 2016 PFS identified a number of project opportunities that, if implemented, could yield economic, operational and environmental benefits. The Prairie Creek Mineral Resource would support a substantial increase in mining/milling rates and a high-level assessment is envisaged of substantially increasing the mill capacity with various scenarios of mining and milling, including possible mill expansion, that could lead to improved economics with more metal being mined and milled per year.

A recommendation from the 2016 PFS is the creation of a composite bulk sample, collected from recent underground drilling, on which to carry out Locked Cycle Tests for better definition of the milling process, recoveries and reagent consumption, together with a high-level assessment of substantially increasing the mill capacity with various scenarios of mining and milling, including possible mill expansion. In addition, Tetra Tech has recommended further metallurgical variability tests be carried out from different mineralization zones for better understanding of metallurgical performances.

Some of these recommended mill capacity studies and metallurgical testing studies have been initiated, along with the ongoing environmental assessment and permitting of the proposed all season road. The Company expects both initiatives will be carried out over the balance of the year.

The metallurgical testing program on the Company's  Newfoundland properties is continuing and will be followed-up by the development of a process simulation and cost assessment model which will be used to help focus on the key factors that are critical to realizing the economic potential of the base metal deposits in central Newfoundland. This program, which is financially supported by the Research & Development Corporation of Newfoundland and Labrador ("RDC"), will continue throughout 2016 and is scheduled to be completed by November 2016. The Company is also planning a two stage exploration program on selected targets with the first stage of geophysical surveys to be conducted in the fall and the second stage drill program planned for the winter of 2017.

Zinc has led the revival in base metal prices in the first half of 2016. The Zinc price increased around 16% in the second quarter of 2016, its best performance since 2010, taking its improvement in the year to date to 38.6%. Recent spot prices for Zinc have been over US$1.02 per pound. The long term outlook for lead and zinc remains very positive and, supported by the results of the 2016 PFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

Prairie Creek Permitting Update

The Company has submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all season use. The application is now undergoing environmental assessment before the Mackenzie Valley Review Board ("MVRB").

Technical Sessions took place in Yellowknife from June 13, 2016 to June 16, 2016. The purpose of the Technical Sessions was for all parties and regulators to discuss issues face-to-face in order to gain a better understanding of the all season road project and its potential environmental impacts. The Technical Sessions generated a list of commitments and undertakings to which Canadian Zinc is now responding. It is expected that once this is complete, a second round of Information Requests will be submitted to the Company in late August.

In July 2016, CZN completed a field work program gathering additional base line data on vegetation, wildlife and stream crossings. Additional Technical Sessions on cultural impacts were also held in the local communities of Nahanni Butte and Fort Simpson on July 4 and 5, 2016. The purpose of these sessions was to gather information from land and resource users in the two Dehcho communities about the potential impacts and to discuss possible mitigations of the proposed all season road. The Company anticipates the environmental assessment process for the all season road application will be completed by the end of the year.

Newfoundland Properties

Canadian Zinc owns an extensive land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by Canadian Zinc.

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation ("Buchans Minerals"), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The collaboration agreement is focused on seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake).

The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The initial flotation test results indicate the deposits are amenable to a common flotation flowsheet with the sequential Cu-Pb-Zn flotation flowsheet providing the best overall performance for all four deposits tested. Preliminary bench scale rougher flotation tests at varying primary grind sizes were conducted in order to select the primary grind size to use for subsequent rougher flotation testing. Results of the rougher flotation program show good to very good copper, lead and zinc recoveries to the respective rougher flotation concentrates but with some tests reporting elevated levels of arsenic and antimony, which may necessitate further cleaning or reduction test work. The bench scale batch cleaner flotation test program on the copper, lead and zinc concentrates is underway and expected to be completed by late August. The program is scheduled to be completed by November 2016.

As part of the recently completed financing, the Company has allocated $1.67 million in flow-through financing for exploration of its properties in central Newfoundland. Three priority areas of the South Tally Pond property (Lemarchant Deposit, Beaver Lake and Lake Douglas - Lake of the Woods areas) and two targets on the Tulks South properties (a possible extension of the Boomerang deposit and the Tulks West target) will be evaluated in a two-staged exploration program. The first stage, to be completed over the summer and fall, will include the review and modelling of geophysical data, limited line cutting and grid establishment, to be followed by ground magnetic and EM surveys. Based on successful results, a winter drill program will be completed to further explore selected priority targets.

Grant of Stock Options and Restricted Share Units

On August 11, 2016, pursuant to the Company's Stock Option Plan, the Company granted stock options to purchase a total of 5,150,000 shares, exercisable at a price of $0.35 per share, to directors, officers, employees and other service providers, and subject to all necessary regulatory approvals. The stock options will vest over a period of two years and have a term of five years. The Company also awarded a total of 1,900,000 RSUs pursuant to the Company's Restricted Share Unit Plan to three senior officers, subject to a one year vesting period, a pay-out date of thirty months and an expiry date of five years, and subject to all necessary regulatory approvals.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

This press release has been reviewed and approved by Alan Taylor, P.Geo., COO & VP Exploration and director of Canadian Zinc who is a Non-Independent QP under NI 43-101.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, 55 University Avenue, Suite 1805, Toronto, ON, M5J 2H7; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 55 University Avenue, Suite 1805, Toronto, ON, M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:30e 12-AUG-16